Exhibit 99.1

IceCure Medical Receives Regulatory Approval to Market ProSense® in China

CAESAREA, Israel, September 10, 2026 /PRNewswire/ -- IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure,” “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that it has received approval, as a Class III medical device, from China’s National Medical Products Administration (“NMPA”) for its ProSense® system and associated cryoprobes.

The NMPA approval represents an important regulatory milestone for IceCure and enables ProSense®, IceCure’s flagship cryoablation system, to be marketed in China in accordance with the approved registration.

“We are pleased to receive NMPA approval for ProSense® in China, marking an important step in expanding access to IceCure’s minimally invasive cryoablation technology,” said Eyal Shamir, Chief Executive Officer of IceCure Medical. “The approval further strengthens our global regulatory position and expands the markets in which ProSense® may be commercialized.”

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe, and Asia.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses: the Company’s potential future regulatory position and its long-term growth strategy and objectives. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor Contact:

Meir Peleg, CFO
investors@icecure-medical.com
+1-888-902-5716